[TIM LOGO]
[VIVER SEM FRONTEIRAS]

                                [TELE CELULAR SUL PARTICIPACOES S.A. LETTERHEAD]

                        QUARTERLY FINANCIAL INFORMATION
                        Nine-months period Ended March 31 2003
                        With Special Review report of the Independent Auditors

                                [TSU LETTERHEAD

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the            CORPORATE LEGISLATION
accounting practices adopted in Brazil.                  MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.
--------------------------------------------------------------------------------

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1-CVM CODE                          2-COMPANY NAME            3-NATIONAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
------------------------------------------------------------------------------------------------------------------------
01763-9                  TELE CELULAR SUL PARTICIPACOES S.A.  02.558.115/0001-21
------------------------------------------------------------------------------------------------------------------------
4 - State Registration
Number - NIRE
53 3 0000572 9
------------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE

------------------------------------------------------------------------------------------------------------------------
1-ADDRESS                                                                  2-SUBURB OR DISTRICT
Rua Comendador                                                             Centro
Araujo, 299
------------------------------------------------------------------------------------------------------------------------
3-POSTAL CODE                  4-MUNICIPALITY                                                     5-STATE
80420-000                      Curitiba                                                           PR
------------------------------------------------------------------------------------------------------------------------
6-AREA CODE                    7-TELEPHONE     8-TELEPHONE   9-TELEPHONE                                    10-TELEX
41                             312-6893        -             -                                              -
------------------------------------------------------------------------------------------------------------------------
11-AREA CODE                   12-FAX          13-FAX        14-FAX
41                             312-6520        -             -                                              -
------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
rcoradin@timsul.com.br
------------------------------------------------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS OFFICER (COMPANY MAIL ADDRESS)

------------------------------------------------------------------------------------------------------------------------
1-NAME
Paulo Roberto Cruz Cozza
------------------------------------------------------------------------------------------------------------------------
2-ADDRESS                                                                 3-SUBURB OR DISTRICT
Rua Comendador                                                            Centro
Araujo, 299
------------------------------------------------------------------------------------------------------------------------
4-POSTAL CODE                  5-MUNICIPALITY                             6-STATE
80420-000                      Curitiba                                   PR
------------------------------------------------------------------------------------------------------------------------
7-AREA CODE                    8-TELEPHONE      9-TELEPHONE               10-TELEPHONE                11-TELEX
41                             312-6702         -                         -                           -
------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE                 13-FAX           14-FAX                    15-FAX
41                             312-6520         -                         -                           -
------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
pcozza@timsul.com.br
------------------------------------------------------------------------------------------------------------------------

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                CURRENT QUARTER                               PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------
1-BEGINNING     2-END       3-QUARTER        4-BEGINNING     5-END        6-QUARTER        7-BEGINNING      8-END
------------------------------------------------------------------------------------------------------------------------
01.01.2003      12.31.2003  1                01.01.2003      03.31.2003   4                10.01.2002       12.31.2002
------------------------------------------------------------------------------------------------------------------------
9-INDEPENDENT ACCOUNTANT                                                                   10-CVM CODE
Ernst & Young Auditores Independentes S/C                                                  00471-5
------------------------------------------------------------------------------------------------------------------------
11 - PARTNER RESPONSIBLE                                                  12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER
Marcos Antonio Quintanilha                                                OF THE PARTNER RESPONSIBLE
                                                                          006.840.298-80
------------------------------------------------------------------------------------------------------------------------

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the             CORPORATE LEGISLATION
accounting practices adopted in Brazil.                   MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------------------
1-CVM CODE                          2-COMPANY NAME                3-FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER -CNPJ
--------------------------------------------------------------------------------------------------------------------------
01763-9                   TELE CELULAR SUL PARTICIPACOES S.A.     02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------------------

01.05 - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------
       Number of shares                   Current quarter                      Prior quarter              Same quarter in prior year
          (Thousand)                         03.31.2003                         12.31.2002                        03.31.2002
------------------------------------------------------------------------------------------------------------------------------------
PAID-UP CAPITAL
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                  129,357,834                         129,357,834                        127,188,604
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                               213,612,106                         213,612,106                        210,029,997
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                   342,969,940                         342,969,940                        337,218,601
------------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                            0                                   0                                  0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                         0                                   0                                  0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                             0                                   0                                  0
------------------------------------------------------------------------------------------------------------------------------------

01.06    - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and other
--------------------------------------------------------------------------------
2 - SITUATION
Operational
--------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
Local Private
--------------------------------------------------------------------------------
4 - ACTIVITY CODE
1990100 - Telecommunication
--------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Cellular Telecommunication Services
--------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Full
--------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT
Unqualified
--------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

---------------------------------------------
1-ITEM              2-CNPJ             3-NAME
---------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------
1-ITEM   2-EVENT       3-DATE APPROVED     4-AMOUNT               5-DATE OF PAYMENT  6-TYPE OF SHARE  7-AMOUNT PER SHARE
------------------------------------------------------------------------------------------------------------------------

A free translation from Portuguese into English
of Quarterly Financial Information prepared in Brazilian
currency and in accordance with the accounting practices   CORPORATE LEGISLATION
adopted in Brazil.                                         MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------------
1-CVM CODE                      2-COMPANY NAME                        3-FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
-------------------------------------------------------------------------------------------------------------------------------
01763-9               TELE CELULAR SUL PARTICIPACOES S.A.                                 02.558.115/0001-21
-------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

------------------------------------------------------------------------------
1-ITEM    2-DATE OF CHANGE    3-CAPITAL                4-AMOUNT OF THE CHANGE
                              (IN THOUSANDS OF REAIS)  (IN THOUSANDS OF REAIS)
------------------------------------------------------------------------------
01          03.18.2003            339,934                      15,268
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1-ITEM  5-NATURE OF CHANGE    7-NUMBER OF SHARES ISSUED      8-SHARE PRICE ON ISSUE DATE
                                     (IN THOUSAND)                      (IN REAIS)
----------------------------------------------------------------------------------------
01      Capital reserve                   0                               0,00
----------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

--------------------------------------------------------------------------------
1-DATE                                  2-SIGNATURE
03.31.2003
--------------------------------------------------------------------------------

A free translation from Portuguese into English
of Quarterly Financial Information prepared in Brazilian
currency and in accordance with the accounting practices   CORPORATE LEGISLATION
adopted in Brazil.                                         MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1-CVM CODE                 2-COMPANY NAME                      3-NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
 01763-9           Tele Celular Sul Participacoes S.A.                       02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ THOUSAND)

------------------------------------------------------------------------------------------
1-CODE                    2-DESCRIPTION                      3-03.31.2003     4-12.31.2002
------------------------------------------------------------------------------------------
1                   Total assets                                 922,531          895,303
-----------------------------------------------------------------------------------------
1.01                Current assets                                21,614           18,859
-----------------------------------------------------------------------------------------
1.01.01             Cash and cash equivalents                      3,283            8,926
-----------------------------------------------------------------------------------------
1.01.01.01          Banks                                          1,849            3,538
-----------------------------------------------------------------------------------------
1.01.01.02          Marketable securities                          1,434            5,388
-----------------------------------------------------------------------------------------
1.01.02             Receivables                                        0                0
-----------------------------------------------------------------------------------------
1.01.03             Inventories                                        0                0
-----------------------------------------------------------------------------------------
1.01.04             Others                                        18,331            9,933
-----------------------------------------------------------------------------------------
1.01.04.01          Recoverable taxes                              1,364            1,414
-----------------------------------------------------------------------------------------
1.01.04.02          Deferred taxes                                 7,332            7,874
-----------------------------------------------------------------------------------------
1.01.04.03          Interest on shareholders' equity               7,898                0
-----------------------------------------------------------------------------------------
1.01.04.04          Other current assets                           1,737              645
-----------------------------------------------------------------------------------------
1.02                Long-term assets                               4,952            4,195
-----------------------------------------------------------------------------------------
1.02.01             Other Receivables                                  0                0
-----------------------------------------------------------------------------------------
1.02.02             Receivables from related companies             3,848            3,150
-----------------------------------------------------------------------------------------
1.02.02.01          Associated companies                               0                0
-----------------------------------------------------------------------------------------
1.02.02.02          Subsidiaries                                   3,848            3,150
-----------------------------------------------------------------------------------------
1.02.02.03          Other related companies                            0                0
-----------------------------------------------------------------------------------------
1.02.03             Other long-term assets                         1,104            1,045
-----------------------------------------------------------------------------------------
1.02.03.01          Deferred taxes                                 1,031            1,009
-----------------------------------------------------------------------------------------
1.02.03.02          Other                                             73               36
-----------------------------------------------------------------------------------------
1.03                Permanent assets                             895,965          872,249
-----------------------------------------------------------------------------------------
1.03.01             Investments                                  895,889          872,170
-----------------------------------------------------------------------------------------
1.03.01.01          In associated companies                        9,391           10,179
-----------------------------------------------------------------------------------------
1.03.01.02          In Subsidiaries                              873,862          848,960
-----------------------------------------------------------------------------------------
1.03.01.03          Others                                        12,636           13,031
-----------------------------------------------------------------------------------------
1.03.02             Property, plant and equipment                     76               79
-----------------------------------------------------------------------------------------
1.03.03             Deferred charges                                   0                0
-----------------------------------------------------------------------------------------

A free translation from Portuguese into English
of Quarterly Financial Information prepared in Brazilian
currency and in accordance with the accounting practices   CORPORATE LEGISLATION
adopted in Brazil.                                         MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------
1-CVM CODE                 2-COMPANY NAME                     3-NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-------------------------------------------------------------------------------------------------------------
 01763-9           Tele Celular Sul Participacoes S.A.                     02.558.115/0001-21
-------------------------------------------------------------------------------------------------------------

02.02-BALANCE SHEET-LIABILITIES AND STOCKHOLDERS' EQUITY (R$ THOUSAND)

----------------------------------------------------------------------------------------------------------
1 - CODE                      2-DESCRIPTION                                3-03.31.2003       4-12.31.2002
----------------------------------------------------------------------------------------------------------
2                   Total liabilities and shareholders' equity                922,531             895,303
---------------------------------------------------------------------------------------------------------
2.01                Current liabilities                                        45,503              47,005
---------------------------------------------------------------------------------------------------------
2.01.01             Debt - current portion                                          0                   0
---------------------------------------------------------------------------------------------------------
2.01.02             Debentures - current portion                                    0                   0
---------------------------------------------------------------------------------------------------------
2.01.03             Suppliers                                                   3,246               2,777
---------------------------------------------------------------------------------------------------------
2.01.04             Taxes, charges and contributions                            1,028                  20
---------------------------------------------------------------------------------------------------------
2.01.05             Dividends payable                                               0                   0
---------------------------------------------------------------------------------------------------------
2.01.06             Provisions                                                      0                   0
---------------------------------------------------------------------------------------------------------
2.01.07             Accounts payable to related companies                          57                   0
---------------------------------------------------------------------------------------------------------
2.01.08             Others                                                     41,172              44,208
---------------------------------------------------------------------------------------------------------
2.01.08.01          Salaries, social charges and benefits                      11,823              11,943
---------------------------------------------------------------------------------------------------------
2.01.08.02          Dividends and interest on shareholders'equity              28,779              28,700
---------------------------------------------------------------------------------------------------------
2.01.08.03          Others                                                        570               3,565
---------------------------------------------------------------------------------------------------------
2.02                Long-term liabilities                                       3,033               2,968
---------------------------------------------------------------------------------------------------------
2.02.01             Debt - long-term portion                                        0                   0
---------------------------------------------------------------------------------------------------------
2.02.02             Debentures - long-term portion                                  0                   0
---------------------------------------------------------------------------------------------------------
2.02.03             Provisions                                                  3,033               2,968
---------------------------------------------------------------------------------------------------------
2.02.03.01          Provision for pension plan                                  2,877               2,833
---------------------------------------------------------------------------------------------------------
2.02.03.02          Provision for contingencies                                   156                 135
---------------------------------------------------------------------------------------------------------
2.02.04             Accounts payable to related companies                           0                   0
---------------------------------------------------------------------------------------------------------
2.02.05             Others                                                          0                   0
---------------------------------------------------------------------------------------------------------
2.03                Deferred income                                                 0                   0
---------------------------------------------------------------------------------------------------------
2.05                Shareholders' equity                                      873,995             845,330
---------------------------------------------------------------------------------------------------------
2.05.01             Paid-up capital                                           339,934             324,666
---------------------------------------------------------------------------------------------------------
2.05.02             Capital reserves                                          177,794             178,062
---------------------------------------------------------------------------------------------------------
2.05.03             Revaluation reserves                                            0                   0
---------------------------------------------------------------------------------------------------------
2.05.03.01          Own assets                                                      0                   0
---------------------------------------------------------------------------------------------------------
2.05.03.02          Associated/subsidiary companies' assets                         0                   0
---------------------------------------------------------------------------------------------------------
2.05.04             Revenue reserves                                          327,602             342,602
---------------------------------------------------------------------------------------------------------
2.05.04.01          Legal                                                      23,795              23,795
---------------------------------------------------------------------------------------------------------
2.05.04.02          Statutory                                                       0                   0
---------------------------------------------------------------------------------------------------------
2.05.04.03          Contingencies                                                   0                   0
---------------------------------------------------------------------------------------------------------
2.05.04.04          Unrealized profits                                              0                   0
---------------------------------------------------------------------------------------------------------
2.05.04.05          Retention of profits                                            0                   0
---------------------------------------------------------------------------------------------------------
2.05.04.06          Special reserve for undistributed dividends                 8,655               8,655
---------------------------------------------------------------------------------------------------------
2.05.04.07          Other revenue reserves                                    295,152             310,152
---------------------------------------------------------------------------------------------------------
2.05.05             Retained earnings/accumulated deficit                      28,665                   0
---------------------------------------------------------------------------------------------------------

A free translation from Portuguese into English
of Quarterly Financial Information prepared in Brazilian
currency and in accordance with the accounting practices   CORPORATE LEGISLATION
adopted in Brazil.                                         MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1-CVM CODE                    2-COMPANY NAME                    3-Federal Corporate Taxpayers' Registration Number - CNPJ
 01763-9              TELE CELULAR SUL PARTICIPACOES S.A.                       02.558.115/0001-21
-------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF OPERATIONS (R$ THOUSAND)

-----------------------------------------------------------------------------------------------------------
                                                                      3-01.01.2003 to       4-01.01.2003 to
1-CODE                    2-DESCRIPTION                                 03.31.2003            03.31.2003
-----------------------------------------------------------------------------------------------------------
3.01         Gross revenue from goods sold and services rendered                0                   0
-----------------------------------------------------------------------------------------------------------
3.02         Deductions to gross revenue                                        0                   0
-----------------------------------------------------------------------------------------------------------
3.03         Net revenue from goods sold and services rendered                  0                   0
-----------------------------------------------------------------------------------------------------------
3.04         Cost of goods sold and services rendered                           0                   0
-----------------------------------------------------------------------------------------------------------
3.05         Gross profit                                                       0                   0
-----------------------------------------------------------------------------------------------------------
3.06         Operating expenses/income                                     31,195              31,195
-----------------------------------------------------------------------------------------------------------
3.06.01      Selling                                                            0                   0
-----------------------------------------------------------------------------------------------------------
3.06.02      General and administrative                                    (2,229)             (2,229)
-----------------------------------------------------------------------------------------------------------
3.06.03      Financial, net                                                   735                 735
-----------------------------------------------------------------------------------------------------------
3.06.03.01   Financial income                                                 929                 929
-----------------------------------------------------------------------------------------------------------
3.06.03.02   Financial expenses                                              (194)               (194)
-----------------------------------------------------------------------------------------------------------
3.06.04      Other operating income                                           207                 207
-----------------------------------------------------------------------------------------------------------
3.06.05      Other operating expenses                                        (923)               (923)
-----------------------------------------------------------------------------------------------------------
3.06.06      Equity interest in income of subsidiaries and                 33,405              33,405
             associated companies
-----------------------------------------------------------------------------------------------------------
3.07         Operating profit (loss)                                       31,195              31,195
-----------------------------------------------------------------------------------------------------------
3.08         Non-operating results                                              0                   0
-----------------------------------------------------------------------------------------------------------
3.08.01      Income                                                             0                   0
-----------------------------------------------------------------------------------------------------------
3.08.02      Expenses                                                           0                   0
-----------------------------------------------------------------------------------------------------------
3.09         Income (loss) before taxes and participation                  31,195              31,195
-----------------------------------------------------------------------------------------------------------
3.10         Provision for income tax and social contribution              (2,530)             (2,530)
-----------------------------------------------------------------------------------------------------------
3.11         Deferred income tax                                                0                   0
-----------------------------------------------------------------------------------------------------------
3.12         Statutory profit sharing and contributions                         0                   0
-----------------------------------------------------------------------------------------------------------
3.12.01      Profit sharing                                                     0                   0
-----------------------------------------------------------------------------------------------------------
3.12.02      Contributions                                                      0                   0
-----------------------------------------------------------------------------------------------------------
3.13         Reversal of interest over shareholders' capital                    0                   0
-----------------------------------------------------------------------------------------------------------
3.15         Net income (loss) for the period                              28,665              28,665
-----------------------------------------------------------------------------------------------------------
             Number of shares (thousand), excluding treasury stock    342,969,940         342,969,940
-----------------------------------------------------------------------------------------------------------
             Net income per share                                         0,00008             0,00008
-----------------------------------------------------------------------------------------------------------
             Net loss per share
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
                                                                         5-01.01.2002 to    6-01.01.2002 to
1-CODE                    2-DESCRIPTION                                    03.31.2002         03.31.2002
-----------------------------------------------------------------------------------------------------------
3.01         Gross revenue from goods sold and services rendered                 0                    0
-----------------------------------------------------------------------------------------------------------
3.02         Deductions to gross revenue                                         0                    0
-----------------------------------------------------------------------------------------------------------
3.03         Net revenue from goods sold and services rendered                   0                    0
-----------------------------------------------------------------------------------------------------------
3.04         Cost of goods sold and services rendered                            0                    0
-----------------------------------------------------------------------------------------------------------
3.05         Gross profit                                                        0                    0
-----------------------------------------------------------------------------------------------------------
3.06         Operating expenses/income                                      17,103               17,103
-----------------------------------------------------------------------------------------------------------
3.06.01      Selling                                                             0                    0
-----------------------------------------------------------------------------------------------------------
3.06.02      General and administrative                                     (1,528)              (1,528)
-----------------------------------------------------------------------------------------------------------
3.06.03      Financial, net                                                  1,170                1,170
-----------------------------------------------------------------------------------------------------------
3.06.03.01   Financial income                                                1,496                1,496
-----------------------------------------------------------------------------------------------------------
3.06.03.02   Financial expenses                                               (326)                (326)
-----------------------------------------------------------------------------------------------------------
3.06.04      Other operating income                                            188                  188
-----------------------------------------------------------------------------------------------------------
3.06.05      Other operating expenses                                         (500)                (500)
-----------------------------------------------------------------------------------------------------------
3.06.06      Equity interest in income of subsidiaries and                  17,773               17,773
             associated companies
-----------------------------------------------------------------------------------------------------------
3.07         Operating profit (loss)                                        17,103               17,103
-----------------------------------------------------------------------------------------------------------
3.08         Non-operating results                                               0                    0
-----------------------------------------------------------------------------------------------------------
3.08.01      Income                                                              0                    0
-----------------------------------------------------------------------------------------------------------
3.08.02      Expenses                                                            0                    0
-----------------------------------------------------------------------------------------------------------
3.09         Income (loss) before taxes and participation                   17,103               17,103
-----------------------------------------------------------------------------------------------------------
3.10         Provision for income tax and social contribution                   59                   59
-----------------------------------------------------------------------------------------------------------
3.11         Deferred income tax                                                 0                    0
-----------------------------------------------------------------------------------------------------------
3.12         Statutory profit sharing and contributions                          0                    0
-----------------------------------------------------------------------------------------------------------
3.12.01      Profit sharing                                                      0                    0
-----------------------------------------------------------------------------------------------------------
3.12.02      Contributions                                                       0                    0
-----------------------------------------------------------------------------------------------------------
3.13         Reversal of interest over shareholders' capital                     0                    0
-----------------------------------------------------------------------------------------------------------
3.15         Net income (loss) for the period                               17,162               17,162
-----------------------------------------------------------------------------------------------------------
             Number of shares (thousand), excluding treasury stock     337,218,601          337,218,601
-----------------------------------------------------------------------------------------------------------
             Net income per share                                          0,00005              0,00005
-----------------------------------------------------------------------------------------------------------
             Net loss per share
-----------------------------------------------------------------------------------------------------------

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the             CORPORATE LEGISLATION
accounting practices adopted in Brazil.                   MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

1.   OPERATIONS

(a)  HISTORY

Tele Celular Sul Participacoes S.A. was formed in accordance with article 189 of Law 9472/97 - General Telecommunications Law and based on Decree 2546/98, as a result of the split-up of Telecomunicacoes Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicacoes Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Bitel Participacoes S.A. which has a shareholding of 52.060% of the voting capital and 20,679% of the total capital.

(b) CORPORATE REORGANIZATION

On December 26, 2002, the Board of Directors approved the corporate reorganization, which was previously approved by the Extraordinary General Meeting held at November 19, 2002, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., previously owned by Tele Celular Sul Participacoes S.A., were fully transferred to Telepar Celular S.A.

The corporate restructuring was performed in order to achieve the following, among others: i) operational integration between the subsidiaries, which will allow the sharing of the knowledge of the businesses and consequent costs reduction; ii) concentration of the shares liquidity of the subsidiaries in one only public company generating a benefit to all shareholders.

The restructuring process was performed through out the change of Telesc Celular S.A. and CTMR Celular S.A. shares by shares issued by Telepar Celular S.A., resulting in a capital increase on Telepar of R$578,959 as well as the ownership of Telesc and CTMR being assumed by Telepar. Telesc and CTMR were turned fully subsidiaries of Telepar. The new shares issued by Telepar as a result of the capital increase, were given to the shareholders of Telesc and CTMR.

(c) COMPANY SUBSIDIARIES

As a result of the corporate restructuring process, the Company has obtained the ownership control of Telepar Celular S.A., acting in an integrated way with its subsidiary, and their operational and administrative costs are allocated based on the proportion of the befits generated. The Company has also participation in the affiliated company Timnet.com S.A.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the             CORPORATE LEGISLATION
accounting practices adopted in Brazil.                   MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

Up to November 30, 2002, the Company, besides Telepar Celular S.A., had the ownership of Telesc Celular S.A. and CTMR Celular S.A, being its control transferred to Telepar Celular S.A., as described in item "b" above.

The subsidiary Telepar Celular S.A. is a provider of mobile telephony services in the states of Parana (except for Londrina and Tamarana).

Timnet.com S.A. was created on July 13, 2000, in order to provide internet access and related services to end users, internet hosting and other services, webdesigning, information technology and data processing services, and information technology and telecommunications consulting and technical support. At March 31, 2003 the participation of the Company in Timnet.com S.A. was 20% and is recorded as investment in affiliated companies. The Timnet.com S.A. financial statements were not consolidated into Tele Celular Sul Participacoes S.A., since the Company has no direct influence over Timnet administration.

(d) TECHNOLOGICAL PLATFORM

The Company and its subsidiary are developing studies to offer mobile phones that operate in the GSM technology, in addition to the services currently offered in the TDMA technology, increasing its services portfolio to clients.

(e) MIGRATION FROM SMC TO SMP

On December 10, 2002, it was signed the Termo de Autorizacao do Servico Movel Pessoal - SMP or the Agreement of Authorization of the Personal Communication Service (PCS), between ANATEL - Agencia Nacional de Telecomunicacoes, the independent regulatory agency and its subsidiary. Such agreement became effective since its publication in the Diario Oficial da Uniao, the official publication of the Brazilian Government, as of December 18, 2002.

The signature of such agreement finalized the migration of the utilization of Servico Movel Celular - SMC, or the Cellular Communication Service (CCS), effective through the concession to the Personal Communication Service, both authorized by the Brazilian Government.

The authorized concession to the subsidiary is effective up to September 3, 2007, which is the remaining term of the concession previously approved. The concessions can be renewed in successive periods of 15 years, in a onerous basis.

The main changes due the migration of the SMC to SMP are:

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

(i) the subscriber of the PCS will have the right to choose the long distance telecommunication service provider, through charging of CSP - Codigo de Selecao da Prestadora or Telecommunication Service Provider Selection Code, in the calls of the registered area;

(ii) quality aims more exigent;

(iii) the roaming charges follows item 5 of the 319/2002 Resolution from ANATEL.

2.       BASIS OF PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

(a) DISCLOSURE AND ISSUANCE CRITERIA

The parent company and consolidated quarterly financial information were prepared in accordance with the accounting principles adopted in Brazil and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), and the rules applicable to concessionaires of telecommunications public services.

Tele Celular Sul Participacoes S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC) and shall also based on accounting principals generally accepted in the United States of America (US GAAP). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais in Portuguese and in English.

(b) CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The consolidated quarterly financial information includes consolidated assets, liabilities and result of operations of the Company and its subsidiary.

The description of main consolidation procedures is as follows:

I. Elimination of assets and liabilities balances between the controlled consolidated subsidiary;

II. Elimination of investments, reserves and retained earnings of the subsidiary;

III. Elimination of revenues and expenses generated by transactions between the companies;

IV. Disclosure of the minority interest participation in the consolidated quarterly information.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

The significant accounting practices adopted in the preparation of the quarterly information of the Company and its subsidiary are consistent with those in preceding periods and are summarized below:

(a) MARKETABLE SECURITIES

Represent transitory investments and are recorded at cost, plus interest incurred up to the quarterly information date.

(b) TRADE ACCOUNTS RECEIVABLE

The amount represents services and products billed to customers, unbilled services rendered to customers, as well as amounts arisen from the use of the Company's telecommunications networking by subscribers of other telecommunication companies.

The allowance for doubtful accounts is recorded based on an analysis prepared by management which considers the customer base profile, the aging of overdue accounts and the overall economic environment. Management believes the provision amount is considered sufficient to cover estimated losses of the receivables.

(c) INVENTORIES

Inventories primarily include cellular handset equipment which are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(d) INVESTMENTS

Represent the permanent investments in subsidiary and affiliated company. The ownership in the subsidiary and affiliated is recorded based on equity method. The accounting practices adopted by the subsidiary and affiliated company are consistent to the ones adopted by the Company. Other investments are stated at cost, net of provision for reduction to market value, when applicable.

(e) PROPERTY, PLAT AND EQUIPMENT

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company's management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f) DEFERRED CHARGES

Represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g) INCOME TAX AND SOCIAL CONTRIBUTION

These are calculated and recorded based on the effective tax rates prevailing on the date of the financial statements. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

Based on the business plan for the next years and on the restructuring process implemented during 2002, as described in Note 1.b, management expects the deferred tax credit recorded by the subsidiary Telepar Celular S.A. be realized in 4 years.

(h) FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i) PROVISION FOR CONTINGENCIES

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

losses and risks classified as probable.

(j) REVENUE RECOGNITION

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(k) FINANCIAL INCOME (EXPENSES)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(l) EMPLOYEES' BONUS PERFORMANCE PREMIUM

As the operating targets are met, the Company records a provision for employees bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as "general and administrative expenses".

(n) MINORITY INTEREST

The minority interest corresponds to the interest of the minority shareholders in the Company.

(o) USE OF ESTIMATES

The preparation of the quarterly information in accordance with accounting principles adopted in Brazil requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

4. MARKETABLE SECURITIES

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

These are financial investments through Banco do Brasil S.A., in Federal Government securities and banking deposits certificates (CDB), with average interest between 100% to 104% of the Interbank Deposit Certificate (CDI) rate.

5. ACCOUNTS RECEIVABLE

                                                                                      03/2003              12/2002
                                                                                      -------              -------
Services billed                                                                        40,416               35,040
Unbilled services                                                                      39,913               35,649
Network usage                                                                          42,061               35,872
Sales of equipments                                                                    41,785               65,773
                                                                                      -------              -------
                                                                                      164,175              173,334
Allowance for doubtful account                                                         (9,192)              (6,533)
                                                                                      -------              -------
                                                                                      154,983              165,801
                                                                                      =======              =======
Aging list
Not due amounts                                                                       140,626              147,773
Past due amounts
 Up to 60 days                                                                         14,437               16,029
 Over 60 days                                                                           9,112                8,532

Aiming to estimate the allowance for bad debt value, management analyses the accounts receivable from the Company and subsidiary, especially in relation to the due amounts, considering the recovering probability based on customers type and age of due amounts. The changes in the allowance for doubtful accounts were as following:

                                                                                      03/2003              12/2002
                                                                                      -------              -------
Beginning balance                                                                       6,533                6,852
Provision debited as selling expenses                                                   2,659                    -
Writing-offs against the provision                                                          -                 (319)
                                                                                      -------              -------
Ending balance                                                                          9,192                6,533
                                                                                      =======              =======

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

6. INVENTORIES

                                                                                      03/2003              12/2002
                                                                                      -------              -------
New handsets, accessories, cards and kits                                               5,900               15,726
Used handsets                                                                           1,154                1,140
Provision for realization value adjustment                                             (1,019)              (1,293)
                                                                                      -------              -------
                                                                                       6,035               15,573
                                                                                      =======              =======

7. Recoverable Taxes - current and long term

                                                               PARENT COMPANY                   CONSOLIDATED
                                                          -----------------------         -----------------------
                                                          03/2003         12/2002         03/2003         12/2002
                                                          -------         -------         -------         -------
Recoverable taxes
  Income tax
   Prepayments                                                  -               -          13,021          16,392
   Withholding tax on financial investments                   672             661           9,149           6,694
   Withholding tax on interest over shareholders'
     capital                                                  692             753           6,044             856
  Social Contribution
   Prepayments                                                  -               -           6,891           7,553
  VAT State (ICMS)                                              -               -          11,062          15,558
  PIS                                                           -               -             120               -
                                                           ------          ------          ------          ------
                                                            1,364           1,414          46,287          47,053
                                                           ======          ======          ======          ======

Current                                                     1,364           1,414          42,180          42,386
Non-current receivables                                         -               -           4,107           4,667

8. DEFERRED TAXES - CURRENT AND LONG TERM

                                                              PARENT COMPANY                   CONSOLIDATED
                                                          -----------------------         -----------------------
                                                          03/2003         12/2002         03/2002         12/2002
                                                          -------         -------         -------         -------
Deferred taxes
   Loss carryfowards                                        5,813           6,696          63,832          64,771
   Timing differences
      Exchange loss variation                                   -               -                           7,413
      Allowance for doubtful accounts                           -               -           3,995           3,055
      Amortization related to goodwill paid on
      privatization                                             -               -           6,563           7,031
      Provision for contingencies                              53              46           3,132           3,043
      Employees bonus performance premium                   1,519           1,178           1,851           1,442
      Provision for pension plan                              978             963             978             963
      Provision for reduction to market value of
      inventories                                               -               -             346             439
      Depreciation of lended handsets                           -               -           3,306               -
      Tax benefit related to goodwill paid on
      privatization                                             -               -         134,770         141,106
                                                           ------         -------         -------         -------

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

                                                              PARENT COMPANY                    CONSOLIDATED
                                                          -----------------------         -----------------------
                                                          03/2003         12/2002         03/2002         12/2002
                                                          -------         -------         -------         -------
Total                                                       8,363           8,883         218,773         229,263
                                                          =======         =======         =======         =======

  Current                                                   7,332           7,874          53,727          44,590
  Noncurrent                                                1,031           1,009          165,046         184,673

At March 31, 2003, the Company and its subsidiary Telepar Celular S.A. had consolidated operating loss carry-forwards totaling R$190,403 and R$190,508 for income tax and social contribution purposes, respectively. The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies' future taxable income in given year.

The tax benefit related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to Tele Celular Sul Participacoes S.A. and its subsidiary. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as "Other operating expenses". As of March 31, 2003, R$6,336 (R$6,744 at March 31, 2002) related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalizations. (see note 18-b).

Based on projections made by the Company, the deferred tax assets (long term) will be realized as follows:

                                                                             PARENT COMPANY    CONSOLIDATED
                                                                             --------------    ------------
                                                                                 03/2003         03/2003
                                                                                 -------         -------
2004                                                                               1,031          47,088
2005                                                                                   -          39,897
2006                                                                                   -          41,866
2007                                                                                   -          36,195
                                                                                 -------         -------
                                                                                   1,031         165,046
                                                                                 =======         =======

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

9. RELATED PARTIES TRANSACTIONS

                                                                       PARENT COMPANY X SUBSIDIARIES
                                                        ---------------------------------------------------------
                                                           TELEPAR          TELESC           CTMR
                                                        CELULAR S.A.     CELULAR S.A.     CELULAR S.A       TOTAL
                                                        ---------------------------------------------------------
ASSETS

Dividends and interest on shareholders' equity
   03/2003                                                  7,898               -               -           7,898

Loans - long-term assets
   03/2003                                                  2,088           1,760               -           3,848
   12/2002                                                  2,075             964             111           3,150

LIABILITIES

Loans - current
   03/2003                                                      -               -              57              57

OTHER INFORMATION

Financing revenues
   03/2003                                                     16              29               3              48
   03/2002                                                    796             177              12             985

Financing expenses
   03/2003                                                    (48)            (25)             (5)            (78)
   03/2002                                                    (10)            (29)              -             (39)

Administrative services distributed
   03/2003                                                  8,799           8,457             301          17,557
   03/2002                                                  6,427           6,122             218          12,767

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

9. RELATED PARTIES TRANSACTIONS - CONTINUED

                                                                 CONSOLIDATED X SUBSIDIARIES
                                      ----------------------------------------------------------------------------
                                        TELE
                                      NORDESTE    MAXITEL
                                       PARTIC.    CELULAR        TIM CELULAR  TIM BRASIL
                                        S.A.        S.A.             S.A.        S.A.          TIMNET        TOTAL
                                      ----------------------------------------------------------------------------
ASSETS

  Other credits
   03/2003                               344           38            232           760             -         1,374
   12/2002                                47          244             31           141             -           463

LIABILITIES

  Other liabilities
   03/2003                                54           60             96           527             -           737
   12/2002                                54           51              -           527           188           820

OTHER INFORMATION

  Other revenues
   03/2003                               447          129              2            12             -           590
   03/2002                               110        1,368             54             -             -         1,532

  Cost of services - selling
  expenses
    03/2003                             (172)        (182)             -             -             -          (354)
    03/2002                             (111)         (92)             -             -          (504)         (707)

The Company operates in an integrated way with its subsidiary and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the Company's income statements, such amounts are allocated in different expenses and costs accounts.

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10. JUDICIAL DEPOSIT (CONSOLIDATED)

At March 31, 2003, the judicial deposits of R$11,874 (R$11,148 - 12/2002), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this amount.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

11. INVESTMENTS

                                                                                    03/2003       12/2002
                                                                                    -------       -------
Investments
   Subsidiary                                                                       873,862       848,960
   Affiliated                                                                         9,391        10,179
   Other                                                                             12,636        13,031
                                                                                    -------       -------
                                                                                    895,889       872,170
                                                                                    =======       =======

a) Information of investments in the subsidiaries

                                                                                   03/2003         12/2002
                                                                                  ---------       ---------
Number of shares (in thousands)

  Common                                                                          6,539,044       6,539,044

  Preferred                                                                       8,024,973       8,024,973

Interest in the capital                                                              80.79%          80.79%

Shareholders' equity                                                              1,039,370       1,008,548

Income (loss) of the period                                                          42,323          (1,843)

b) CHANGES IN THE INVESTMENTS IN THE SUBSIDIARIES

                                                                                                    03/2003
                                                                                                    -------
Investment at 12/31/2002                                                                            848,960

Interest on shareholders' equity                                                                    (9,291)

Equity result                                                                                        34,193
                                                                                                    -------
Investment at 03/31/2003                                                                            873,862
                                                                                                    =======

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

12. PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

                                                                          03/2003                     12/2002
                                                                   -------------------------------------------------
                                                     ANNUAL
                                                  DEPRECIATION                   ACCUMULATED
                                                      RATE %         COST       DEPRECIATION    NET VALUE   NET VALUE
                                                  -------------------------------------------------------------------
Automatic commutation equipment (switches)            14.29          233,341      (110,449)      122,892     129,057
Automatic transmission equipment                      14.29          813,587      (479,186)      334,401     365,500
Lended handsets                                        5.00           25,892       (17,302)        8,590       9,443
Network infrastructure                                33.33          165,962       (67,551)       98,411      92,686
Software and hardware                                 20.00           41,952       (21,819)       20,133      22,188
Others                                                10.00            7,771        (4,195)        3,576       3,552
Intangible assets                                     20.00           30,768       (12,314)       18,454      18,151
                                                                   -------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT                                      1,319,273      (712,816)      606,457     640,577
Construction in progress                                               7,345             -         7,345      15,372
                                                                   -------------------------------------------------
TOTAL                                                              1,326,618      (712,816)      613,802     655,949
                                                                   =================================================

(a) INTEREST CAPITALIZATION

For the three months-period ended March 31, 2003, it was capitalized in Property, Plant and Equipment an amount of R$40 (R$646 during 2002) related to financing of debt transactions contracted to finance certain assets in construction.

(b) LEASES

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. For the three months period ended on March 31, 2003 and 2002 the consolidated lease expenses under those agreements were R$1,827 and R$1,739, respectively.

(c) RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT

As described in Note 1-d, the Company and its subsidiary plan the implementation of the GSM technology in their networking, in addition to the actual TDMA technology. The implementation studies of this new technology, including investments plans, are still in process. At March 31, 2003 and at December 31, 2002, none adjustment to the Company's assets was considered necessary, as a result of the introduction of the new GSM technology.

13. DEBT - CONSOLIDATED

                                                                                                03/2003      12/2002
                                                                                                --------------------
FOREIGN CURRENCY - UNITED STATES DOLLARS
Supplier  - Subject to exchange variation and interest from 6.61% to 7.3% p.a.  These
transactions were swapped to CDI.                                                                 2,988        2,482

Eximbank - refers to a direct financing with the Export and Import Bank of the United
States (EXIMBANK), subject to exchange variation and interest of 7.03%  p.a.  This
transaction was swapped to CDI.                                                                  29,882       39,134
                                                                                                --------------------
                                                                                                 32,870       41,616

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

LOCAL CURRENCY
BNDES - Banco Nacional de Desenvolvimento Economico e Social. The financing is comprised by 71%  subjected to the TJLP rate (11.00% p.a) plus spread of 4% p.a. The remaining  29%
is updated based on a mix of indexes (8.457% p.a.),  plus spread of 4% p.a. This financing       66,869       69,355
was swapped to CDI.
                                                                                                 ------      -------
                                                                                                 66,869       69,355

TOTAL DEBT                                                                                       99,739      110,971
                                                                                                 ======      =======
Current portion                                                                                  38,450       38,052
Long-term liabilities                                                                            61,289       72,919

MATURITY DATES
                                                                                                          03/2003
                                                                                                        -----------
2004                                                                                                         24,814
2005                                                                                                         18,345
2006                                                                                                         17,704
2007 and thereafter                                                                                             426
                                                                                                        -----------
                                                                                                             61,289
                                                                                                        ===========

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company was in compliance with all such restrictive clauses at March 31, 2003.

The parent Company endorsed the debt agreements guaranteeing these transactions.

14. DEBENTURES

In October 2000 it was issued 20,000 debentures, non-convertible in stock, due in 2003, with interest equal to 102.7% of the Brazilian Interbank Rate, due in a semester basis, with final due date at October 2, 2003. This issuance also presents some covenants whose the company complies. It also has as a guarantee the parent Company endorsement.

The debenture issuance expenses were recorded as Other Assets - Current Assets, and are being amortized over a period of 36 months, since the debentures issuance date. At March 31, 2003 and December 31, 2002 the balance registered in this account was R$318 and R$451, respectively.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

15. TAXES AND CONTRIBUTIONS PAYABLE - CURRENT AND NON-CURRENT

                                     PARENT COMPANY                   CONSOLIDATED
                              ---------------------------      ------------------------
                               03/2003           12/2002        03/2003         12/2002
                              --------         ---------       --------        --------
Income tax                         538                 -            538             747
Social contribution tax              -                 -              -              74
ICMS                                 -                 -        112,392         106,035
PIS                                158                 8          1,347           1,928
COFINS                             289                12          4,879           6,659
Fistel Fee                           -                 -            293           1,085
FUST                                 -                 -            386             397
FUNTTEL                              -                 -            193             199
Other                               43                 -             95              27
                              --------          --------       --------        --------
                                 1,028                20        120,123         117,151
                              ========          ========       ========        ========

Current portion                  1,028                20         49,567          42,958
Long-term liabilities                -                 -         70,556          74,193

Maturity dates
                                                                                03/2003
                                                                            -----------
2004                                                                             17,893
2005                                                                             30,482
2006                                                                             18,415
2007                                                                              3,766
                                                                            -----------
                                                                                 70,556
                                                                            ===========

The subsidiary Telepar Celular S.A. has a tax benefit of postponing 48 months the ICMS (State VAT) to be paid, which is updated on UP/PR, and that was given by the Parana State government in a program called "Programa Parana Mais Emprego".

16. CONTINGENCIES PROVISION

                              PARENT COMPANY                     CONSOLIDATED
                         ------------------------         -------------------------
                          03/2003         12/2002          03/2003          12/2002
                         --------         -------         --------         --------
Labor                        105               84            2,289            2,268
Fiscal                         -                -               29               30
Civil                         51               51            6,894            6,653
                         -------           ------         --------         --------
                             156              135            9,212            8,951
                         =======           ======         ========         ========

There is no provision accrued for all those cases in which the Company's legal advisors believe that the Company is going to succeed, including the lawsuit questioning the ICMS (VAT State) as mentioned in Note 10.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

CIVIL CLAIMS

The provision for civil claims represents claims filed by former customers in connection with billing disputes.

LABOR CLAIMS

The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

FISCAL CLAIMS

The provision for civil claims represents different interpretation by the Fiscal Law, in which management estimates the tax authorities can obtain success.

17. PENSION PLAN

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

17. PENSION PLAN -- continued

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

The majority or 94% of the participants of the prior plans migrated to the new plan up to January 29, 2003, which was dead line for the migration to the new plan.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

         -        Regular retirement pension

         -        Anticipated retirement pension

         -        Invalid (disability) pension

         -        Deferred proportional benefit

         -        Death pension

SUPPLEMENTARY PENSION

As successor in the partial spin-off of Telecomunicacoes do Parana S.A. - TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

18. NET EQUITY - COMPANY

(a) CAPITAL

The Company is authorized to increase its capital, through approval by a shareholders' meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company's capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

At March 18 2003, the Shareholders' Annual Meeting approved the capital increase of the Company, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves in amount of R$15,000 and also R$268, related to a goodwill reserve not used, totaling R$15,268.

At March 31, 2003, capital was represented by the following shares with out nominal value:

                                              COMMON     PREFERRED       TOTAL
                                             --------    ---------      --------
Quantity (in million of shares)               129,358     213,612       342.970
Amount (R$)                                   128,213     211,721       339,934

The preferred shares have the following advantages:

I - Preferred shares class A are assured of priority in reimbursement of capital, without premium, and right to receive dividends greater than 10% (ten percent) than the dividends paid to common shares issued by the Company;

II - Preferred shares class B are assured of priority in reimbursement of capital, without premium, and receiving of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares;

III - Alternatively, preferred shares can receive dividends representing 3% (three percent) of the equity value of the share, which is greater.

A free translation from Portuguese into English
of Quarterly Financial Information prepared in
Brazilian currency and in accordance with the              CORPORATE LEGISLATION
accounting practices adopted in Brazil.                    MARCH 31, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                    3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
0176-9                   Tele Celular Sul Participacoes S.A.                          02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

(b) CAPITAL RESERVE - SPECIAL GOODWILL RESERVE

This reserve was generated by the corporate restructuring approved by the Extraordinary General Meeting at June 30, 2000 (see note 8). A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

18. NET EQUITY - COMPANY -- CONTINUED

(c) LEGAL RESERVE

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) DIVIDENDS

The dividends are being calculated in accordance with the Company's by Laws and with Brazilian Corporate Law.

According to the Company's by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income.

(e) SPECIAL RESERVE FOR DIVIDENDS

During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,257, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

At March 18, 2003 the Shareholders Meeting, based on the Company's management proposal to the distribution of the net income for the year ended December 31, 2002, approved the realization of part of

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

the special reserve for dividends in the amount of R$10,602, leaving a remaining portion of R$8,655 to be realized in the future.

(f) INCOME RESERVE FOR EXPANSION

This reserve is constitute as determined by Instruction CVM 59/86 to be used in the expansion of the Company's networking. Such retention is supported by the Company's investment budge to be approved in the Shareholders Meeting as proposed by management.

18. NET EQUITY - COMPANY -- CONTINUED

(g) STOCK OPTION PLAN

Considering the paragraph 3 of article 168 of Law 6,404/76, the Company can deliberate option to acquire shares to its executives, employees and services providers to the Company or subsidiaries, based on a plan approved by the Shareholders Meeting.

At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;

ii) to make available to key employees certain compensatory arrangements based on market value increase; and

iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company's capital stock on May 2, 2001.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the Sao Paulo Stock Exchange ("Bovespa"), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

taxes).

Up to March 31, 2003, no option granted to the Company's key employees was exercised. At March 31, 2003, the closing price per 1,000 preferred shares was set as R$2.36 (R$2.74 at December 31, 2002) at the Sao Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the granted date.

19. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD

---------------------------------------------------------------------------------
Balance at December 31, 2002                                              845,330
Net income for the period                                                  28,665
---------------------------------------------------------------------------------
Balance at March 31, 2003                                                 873,995
---------------------------------------------------------------------------------
Net equity book value per thousand of shares (in Reais)                      2.45
---------------------------------------------------------------------------------

20. NET OPERATING REVENUE

                                                                      CONSOLIDATED
                                                                  --------------------
                                                                  03/2003      03/2002
                                                                  -------      -------
Revenues from telecommunication services
  Subscriptions                                                    54,574       47,370
  Usage                                                           129,162      117,731
  Use of network                                                   94,940       82,927
  Other services                                                   10,143        3,525
                                                                  -------      -------
                                                                  288,819      251,553

Sale of products                                                   28,638       21,028
                                                                  -------      -------

Gross revenues                                                    317,457      272,581

Deduction from Gross revenues
  Taxes                                                           (63,899)     (53,834)
  Discounts                                                        (6.898)     (10,844)
  Other                                                               (37)        (129)
                                                                  -------      -------
                                                                  (70,834)     (64,807)
                                                                  -------      -------
                                                                  246,623      207,774
                                                                  =======      =======

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE               2 - COMPANY NAME                  3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

21. COST OF SERVICES RENDERED AND GOODS SOLD

                                                            CONSOLIDATED
                                                        --------------------
                                                        03/2003      03/2002
                                                        -------      -------
Salaries and social contribution charges                 (2,317)      (2,169)
Third-party services                                     (6,010)      (4,024)
Interconnection                                         (38,875)     (31,937)
Depreciation and amortization                           (42,081)     (40,210)
Cost of goods sold                                      (29,481)     (17,503)
Other                                                    (1,062)        (255)
                                                        -------      -------
                                                       (119,826)     (96,098)
                                                        =======      =======

22. SELLING EXPENSES

                                                                           CONSOLIDATED
                                                                       --------------------
                                                                       03/2003      03/2002
                                                                       -------      -------
Salaries and social contribution charges                                (5,576)      (4,967)
Third-party services                                                   (27,462)     (26,414)
Allowance for doubtful accounts and provision for losses                (5,492)      (9,915)
Fistel                                                                  (6,555)      (5,603)
Depreciation and amortization                                           (3,484)      (3,356)
Other                                                                     (669)        (136)
                                                                       -------      -------
                                                                       (49,238)     (50,391)
                                                                       =======      =======

23. GENERAL AND ADMINISTRATIVE EXPENSES

                                                   PARENT COMPANY             CONSOLIDATED
                                                --------------------      --------------------
                                                03/2003      03/2002      03/2003      03/2002
                                                -------      -------      -------      -------
Salaries and social contribution charges         (1,559)      (1,083)      (6,699)      (4,433)
Third-party services                               (382)        (386)     (12,401)      (7,128)
Depreciation and amortization                        (4)          (4)      (6,197)      (5,128)
Other                                              (284)         (55)      (1,602)      (1,494)
                                                 ------       ------      -------      -------
                                                 (2,229)      (1,528)     (26,899)     (18,183)
                                                 ======       ======      =======      =======

During the three-month period ended March 31, 2003, the Company and subsidiaries paid R$598 (R$565 at March 31, 2002) to management members.

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
-----------------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
-----------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

24. OTHER OPERATING INCOME

                                                        PARENT COMPANY            CONSOLIDATED
                                                      -------------------     -------------------
                                                      03/2003     03/2002     03/2003     03/2002
                                                      -------     -------     -------     -------
Fines charges to customers on overdue payments              -           -         850         939
Reversal of provision for reduction to market
  value                                                     -           -           -         763
Anti-fraud services                                         -           -          59          31
Others                                                    207         188       1,077       1,722
                                                          ---         ---       -----       -----
                                                          207         188       1,986       3,455
                                                          ===         ===       =====       =====

25. OTHER OPERATING EXPENSES

                                                        PARENT COMPANY            CONSOLIDATED
                                                      -------------------     -------------------
                                                      03/2003     03/2002     03/2003     03/2002
                                                      -------     -------     -------     -------
Expenses
  PIS and COFINS over interest on shareholders'
     equity                                              (475)          -      (2,103)          -
  Taxes and contributions                                 (14)         (5)     (2,405)       (232)
  Amortization of goodwill                                  -           -      (6,336)     (6,744)
  Provision for contingencies                               -         (47)          -      (1,224)
  Other                                                  (434)       (448)     (1,124)       (959)
                                                         ----        ----      ------      ------
                                                         (923)       (500)    (11,968)     (9,159)
                                                         ====        ====     =======      ======

26. INCOME TAX AND SOCIAL CONTRIBUTION

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

26. INCOME TAX AND SOCIAL CONTRIBUTION -- CONTINUED

Reconciliation of the taxes recorded in the income statement is as follows:

                                                  PARENT COMPANY         CONSOLIDATED
                                                ------------------    ------------------
                                                03/2003    03/2002    03/2003    03/2002
                                                -------    -------    -------    -------
INCOME TAX
  Income before taxes                            31,195     17,103     45,861     27,757
  Interest on shareholders' equity                9,291          -     (2,209)         -
  Equity result                                 (33,405)   (17,773)       788      1,554
                                                -------    -------    -------    -------

  Basis of calculation                            7,081       (670)    44,440     29,311

  Standard rate - 25%                            (1,771)       167    (11,110)    (7,328)

  Permanent differences
     Goodwill amortization                          (99)      (106)     2,962      2,959
     Others                                          13         (6)     1,485       (349)
                                                -------    -------    -------    -------
                                                    (86)      (112)     4,447      2,610

                                                 (1,857)        55     (6,663)    (4,718)
                                                -------    -------    -------    -------

SOCIAL CONTRIBUTION
  Income before taxes                            31,195     17,103     45,861     27,757
  Interest on shareholders' equity                9,291          -     (2,209)         -
  Equity results                                (33,405)   (17,773)       788      1,554
                                                -------    -------    -------    -------

  Basis of calculation                            7,081       (670)    44,440     29,311

  Standard rate - 9%                               (637)        60     (4,000)    (2,638)

  Permanent differences
     Goodwill amortization                          (36)       (38)     1,066      1,066
     Others                                           -        (18)       532       (828)
                                                -------    -------    -------    -------
                                                    (36)       (56)     1,598        238

                                                   (673)         4     (2,402)    (2,400)
                                                -------    -------    -------    -------

Total income tax and social contribution         (2,530)        59     (9,065)    (7,118)
                                                =======    =======    =======    =======

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

27. FINANCIAL INSTRUMENTS

The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On March 31, 2003, the Company and its subsidiary invested their financial resources mainly in investments backed by Certificados de Deposito Interbancario (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of March 31, 2003 for transactions with similar characteristics, as below.

                                                             BOOK         MARKET
                                                             VALUE        VALUE
                                                            -------      --------
Long-term loans and financing and debentures                322,097       310,420

(a) LOANS AND FINANCING

Fair values of loans and financing demonstrated above are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks or based on the market quotations for such operations. The total liabilities denominated in United States dollars totaled R$32,870 (R$41,616 at December 31, 2002).

In addition to those financial instruments, the subsidiary Telepar Celular S.A. has Swap Contracts between US Dollars and mix of currencies (BNDES) to CDI, in the amount of R$16,845 (R$28,224 in 2002), with due dates between 2003 and 2007.

(b) LIMITATIONS

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

27. FINANCIAL INSTRUMENTS -- CONTINUED

(c) RISK FACTORS

The risk factors affecting the Company's instruments are the following:

(I)  EXCHANGE AND INTEREST RATES RISK

     The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

     At March 31, 2003, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(II) CREDIT OPERATING RISK

     The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems.

(III) CREDIT RISK RELATED TO THE SALE OF TELEPHONE SETS

     The Company's policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE

27. FINANCIAL INSTRUMENTS -- CONTINUED

(IV) FINANCIAL CREDIT RISK

     The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

     There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

28. INSURANCE COVERAGE

As of March 31, 2003, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

See "08.01- Comments on the consolidated company performance in the quarter."

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ THOUSAND)

06.01 - CONSOLIDATED BALANCE SHEET (IN THOUSANDS OF REAIS)

----------------------------------------------------------------------------------------------
 1 - CODE                 2 - DESCRIPTION                  3 - 03.31.2003       4 - 12.31.2002
----------------------------------------------------------------------------------------------
1                Total assets                                 1,633,457           1,647,885
----------------------------------------------------------------------------------------------
1.01             Current assets                                 766,589             705,791
----------------------------------------------------------------------------------------------
1.01.01          Cash and cash equivalents                      488,244             432,834
---------------------------------------------------------------------------------------------
1.01.01.01       Banks                                            3,874              11,147
----------------------------------------------------------------------------------------------
1.01.01.02       Marketable securities                          484,370             421,687
----------------------------------------------------------------------------------------------
1.01.02          Receivables                                    154,983             165,801
----------------------------------------------------------------------------------------------
1.01.02.01       Receivables from customers                     154,983             165,801
----------------------------------------------------------------------------------------------
1.01.03          Inventories                                      6,035              15,573
----------------------------------------------------------------------------------------------
1.01.04          Other current assets                           117,327              91,583
----------------------------------------------------------------------------------------------
1.01.04.01       Recoverable taxes                               42,180              42,386
----------------------------------------------------------------------------------------------
1.01.04.02       Deferred taxes                                  53,727              44,590
----------------------------------------------------------------------------------------------
1.01.04.03       Prepaid expenses                                18,813               1,013
----------------------------------------------------------------------------------------------
1.01.04.04       Other                                            2,607               3,594
----------------------------------------------------------------------------------------------
1.02             Long-term assets                               181,649             208,967
----------------------------------------------------------------------------------------------
1.02.01          Other receivables                              169,153             189,340
----------------------------------------------------------------------------------------------
1.02.01.01       Recoverable taxes                                4,107               4,667
----------------------------------------------------------------------------------------------
1.02.01.02       Deferred taxes                                 165,046             184,673
----------------------------------------------------------------------------------------------
1.02.02          Receivables from related companies                   0                   0
----------------------------------------------------------------------------------------------
1.02.02.01       Associated companies                                 0                   0
----------------------------------------------------------------------------------------------
1.02.02.02       Subsidiaries                                         0                   0
----------------------------------------------------------------------------------------------
1.02.02.03       Other related companies                              0                   0
----------------------------------------------------------------------------------------------
1.02.03          Other                                           12,496              19,627
----------------------------------------------------------------------------------------------
1.02.03.01       Judicial deposits                               11,874              11,148
----------------------------------------------------------------------------------------------
1.02.03.02       Other                                              622               8,479
----------------------------------------------------------------------------------------------
1.03             Permanent assets                               685,219             733,127
----------------------------------------------------------------------------------------------
1.03.01          Investments                                     23,083              24,320
----------------------------------------------------------------------------------------------
1.03.01.01       In associated companies                          9,391                   0
----------------------------------------------------------------------------------------------
1.03.01.02       In Subsidiaries                                      0                   0
----------------------------------------------------------------------------------------------
1.03.01.03       Other                                           13,692              24,320
----------------------------------------------------------------------------------------------
1.03.02          Property, plant and equipment                  613,802             655,949
----------------------------------------------------------------------------------------------
1.03.03          Deferred charges                                48,334              52,858
----------------------------------------------------------------------------------------------

A free translation from Portuguese into English            CORPORATE LEGISLATION
of Quarterly Financial Information prepared in             MARCH 31, 2003
Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ
--------------------------------------------------------------------------------------------------------------
  01763-9          Tele Celular Sul Participacoes S.A.                      02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ THOUSAND)

06.02 - CONSOLIDATED BALANCE SHEET (IN THOUSANDS OF REAIS)

---------------------------------------------------------------------------------------------------
 1 - CODE                    2 - DESCRIPTION                      3 - 03.31.2003      4 - 12.31.2002
---------------------------------------------------------------------------------------------------
2              Total liabilities and shareholders' equity          1,633,457           1,647,885
---------------------------------------------------------------------------------------------------
2.01           Current liabilities                                   450,020             484,070
---------------------------------------------------------------------------------------------------
2.01.01        Debt - current portion                                 38,450              38,052
---------------------------------------------------------------------------------------------------
2.01.02        Debentures - current portion                          222,358             210,114
---------------------------------------------------------------------------------------------------
2.01.03        Suppliers                                              80,630             123,677
---------------------------------------------------------------------------------------------------
2.01.04        Taxes, charges and contributions                       49,567              42,958
---------------------------------------------------------------------------------------------------
2.01.05        Dividends payable                                      32,126              30,186
---------------------------------------------------------------------------------------------------
2.01.05.01     Interest attributed to shareholders' capital           19,640              17,697
---------------------------------------------------------------------------------------------------
2.01.05.02     Dividends payable                                      12,486              12,489
---------------------------------------------------------------------------------------------------
2.01.06        Provisions                                                  0                   0
---------------------------------------------------------------------------------------------------
2.01.07        Payable to related companies                                0                   0
---------------------------------------------------------------------------------------------------
2.01.08        Other                                                  26,889              39,083
---------------------------------------------------------------------------------------------------
2.01.08.01     Salaries, charges and social benefits                  13,953              14,115
---------------------------------------------------------------------------------------------------
2.01.08.02     Other liabilities                                      12,936              24,968
---------------------------------------------------------------------------------------------------
2.02           Long-term liabilities                                 143,934             158,896
---------------------------------------------------------------------------------------------------
2.02.01        Debt                                                   61,289              72,919
---------------------------------------------------------------------------------------------------
2.02.02        Debentures                                                  0                   0
---------------------------------------------------------------------------------------------------
2.02.03        Provisions                                             12,089              11,784
---------------------------------------------------------------------------------------------------
2.02.03.01     Provision for pension plan                              2,877               2,833
---------------------------------------------------------------------------------------------------
2.02.03.02     Provision for contingencies                             9,212               8,951
---------------------------------------------------------------------------------------------------
2.02.04        Payable to related companies                                0                   0
---------------------------------------------------------------------------------------------------
2.02.05        Other                                                  70,556              74,193
---------------------------------------------------------------------------------------------------
2.02.05.01     Taxes and contributions payable                        70,556              74,193
---------------------------------------------------------------------------------------------------
2.03           Deferred income                                             0                   0
---------------------------------------------------------------------------------------------------
2.04           Minority interest                                     165,508             159,589
---------------------------------------------------------------------------------------------------
2.05           Shareholders' equity                                  873,995             845,330
---------------------------------------------------------------------------------------------------
2.05.01        Paid-up capital                                       339,934             324,666
---------------------------------------------------------------------------------------------------
2.05.02        Capital reserves                                      177,794             178,062
---------------------------------------------------------------------------------------------------
2.05.03        Revaluation reserves                                        0                   0
---------------------------------------------------------------------------------------------------
2.05.03.01     Own assets                                                  0                   0
---------------------------------------------------------------------------------------------------
2.05.03.02     Associated/subsidiary companies' assets                     0                   0
---------------------------------------------------------------------------------------------------
2.05.04        Revenue reserves                                      327,602             342,602
---------------------------------------------------------------------------------------------------
2.05.04.01     Legal                                                  23,795              23,795
---------------------------------------------------------------------------------------------------
2.05.04.02     Statutory                                                   0                   0
---------------------------------------------------------------------------------------------------
2.05.04.03     Contingencies                                               0                   0
---------------------------------------------------------------------------------------------------
2.05.04.04     Unrealized profits                                          0                   0
---------------------------------------------------------------------------------------------------
2.05.04.05     Retention of profits                                        0                   0
---------------------------------------------------------------------------------------------------
2.05.04.06     Special reserve for undistributed dividends             8,655               8,655
---------------------------------------------------------------------------------------------------
2.05.04.07     Other revenue reserves                                295,152             310,152
---------------------------------------------------------------------------------------------------
2.05.05        Retained earnings/accumulated deficit                  28,665                   0
---------------------------------------------------------------------------------------------------

A free translation from Portuguese into English of         CORPORATE LEGISLATION
Quarterly Financial Information prepared in Brazilian      MARCH 31, 2003
currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE              2 - COMPANY NAME                   3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
------------------------------------------------------------------------------------------------------------------------
01763-9            TELE CELULAR SUL PARTICIPACOES S.A.                          02.558.115/0001-21
------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE                2 - DESCRIPTION                   3 - 01.01.2003 TO  4 - 01.01.2003 TO  5 - 01.01.2002 TO  6 - 01.01.2002 TO
                                                              03.31.2003         03.31.2003         03.31.2002         03.31.2002
------------------------------------------------------------------------------------------------------------------------------------
3.01        Gross revenue from goods sold and services
            rendered                                                317,457            317,457            272,581           272,581
-----------------------------------------------------------------------------------------------------------------------------------
3.02        Deductions to gross revenue                             (70,834)           (70,834)           (64,807)          (64,807)
-----------------------------------------------------------------------------------------------------------------------------------
3.03        Net revenue from goods sold and services
            rendered                                                246,623            246,623            207,774           207,774
-----------------------------------------------------------------------------------------------------------------------------------
3.04        Cost of goods sold and services rendered               (119,826)          (119,826)           (96,098)          (96,098)
-----------------------------------------------------------------------------------------------------------------------------------
3.05        Gross profit                                            126,797            126,797            111,676           111,676
-----------------------------------------------------------------------------------------------------------------------------------
3.06        Operating expenses/income                               (81,067)           (81,067)           (83,919)          (83,919)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.01     Selling                                                 (49,238)           (49,238)           (50,391)          (50,391)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.02     General and administrative                              (26,899)           (26,899)           (18,183)          (18,183)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03     Financial, net                                            5,840              5,840             (8,087)           (8,087)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.01  Financial income                                         33,033             33,033             13,696            13,696
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.02  Financial expenses                                      (27,193)           (27,193)           (21,783)          (21,783)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.04     Other operating income                                    1,986              1,986              3,455             3,455
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05     Other operating expenses                                (11,968)           (11,968)            (9,159)           (9,159)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.06     Equity interest in income of subsidiary and
            associated companies                                       (788)              (788)            (1,554)           (1,554)
-----------------------------------------------------------------------------------------------------------------------------------
3.07        Operating profit (loss)                                  45,730             45,730             27,757            27,757
-----------------------------------------------------------------------------------------------------------------------------------
3.08        Non-operating results                                       131                131                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.08.01     Income                                                      131                131                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.08.02     Expenses                                                      0                  0                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.09        Income (loss) before taxes and participation             45,861             45,861             27,757            27,757
-----------------------------------------------------------------------------------------------------------------------------------
3.10        Provision for income tax  and social
            contribution                                             (9,065)            (9,065)            (7,118)           (7,118)
-----------------------------------------------------------------------------------------------------------------------------------
3.11        Deferred income tax                                           0                  0                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.12        Statutory profit sharing and contributions                    0                  0                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.01     Participation                                                 0                  0                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.01.01  Profit sharing                                                0                  0                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.02     Contributions                                                 0                  0                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.13        Reversal of interest attributed to
            shareholders' capital                                         0                  0                  0                 0
-----------------------------------------------------------------------------------------------------------------------------------
3.14        Minority interest                                        (8,131)            (8,131)            (3,477)           (3,477)
-----------------------------------------------------------------------------------------------------------------------------------
3.15        Net income (loss) for the period                         28,665             28,665             17,162            17,162
-----------------------------------------------------------------------------------------------------------------------------------
            Number of shares (thousand), excluding
            treasury stock                                      342,969,940        342,969,940        337,218,601       337,218,601
-----------------------------------------------------------------------------------------------------------------------------------
            Net income per share                                    0,00008            0,00008            0,00005           0,00005
-----------------------------------------------------------------------------------------------------------------------------------
            Net loss per share
-----------------------------------------------------------------------------------------------------------------------------------

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
------------------------------------------------------------------------------------------------------------------------
01763-9            TELE CELULAR SUL PARTICIPACOES S.A.                            02.558.115/0001-21
------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS

COMMENTS ON CONSOLIDATED PERFORMANCE - FIRST QUARTER/2003

OPERATING REVENUE

                                                                R$ thousands
------------------------------------------------------------------------------
                                      1ST QUARTER/2003        1ST QUARTER/2002
------------------------------------------------------------------------------
 Handset sales                             28,638                  21,028
-------------------------------------------------------------------------
 Usage                                    129,162                 117,731
-------------------------------------------------------------------------
 Subscription                              54,574                  47,370
-------------------------------------------------------------------------
 Interconnection                           94,940                  82,927
-------------------------------------------------------------------------
 Other                                     10,143                   3,525
-------------------------------------------------------------------------
GROSS REVENUE                             317,457                 272,581
-------------------------------------------------------------------------
 Taxes and other deductions               (70,834)                (64,807)
-------------------------------------------------------------------------
NET REVENUE                               246,623                 207,774
-------------------------------------------------------------------------

During the first quarter of 2003, the Company's gross revenue amounted to R$317.5 million, an increase of 16.5% related to the first quarter of 2002. The main reason was the increase in the number of subscribers during the period and due to the increase in handsets sales.

COSTS AND OPERATING EXPENSES

                                                                        R$ thousands
--------------------------------------------------------------------------------------
                                              1ST QUARTER/2003        1ST QUARTER/2002
--------------------------------------------------------------------------------------
COST OF GOODS SOLD AND SERVICES RENDERED            77,745                 55,888
---------------------------------------------------------------------------------
    Costs of services (1)                           48,264                 38,385
---------------------------------------------------------------------------------
    Cost of handset sales                           29,481                 17,503
---------------------------------------------------------------------------------
    SELLING EXPENSES (1) e (2)                      40,262                 34,873
---------------------------------------------------------------------------------
    GENERAL AND ADMINISTRATIVE EXPENSES
    (1) e (3)                                       21,150                 13,055
---------------------------------------------------------------------------------
TOTAL COST AND OPERATING EXPENSES                  139,157                103,816
---------------------------------------------------------------------------------

Note: (1) Depreciation and amortization not included; (2) Allowance for doubtful account expenses not included ; and (3) Employee's profit sharing included in the first quarter of 2002

Costs of services and operating expenses summed R$139.2 million in the quarter, an increase of 34% comparing to the first quarter of 2002, due to the increase in the number of subscribers in the period as well as the increase in handsets sales. The effects of exchange rate over the cost of handsets and the agreements related to the Information Technology were another reason for the increase.

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
------------------------------------------------------------------------------------------------------------------------
01763-9            TELE CELULAR SUL PARTICIPACOES S.A.                          02.558.115/0001-21
------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS

The expenses of provision for doubtful accounts in the first quarter summed R$5.5 million or 1.7% of the gross revenue, which represents a higher collection of due accounts, compared to the 3.6% in the first quarter of 2002.

The depreciation and amortization expenses amounted to R$58.1 million (including goodwill amortization), representing an increase of 4.9% comparing with the first quarter of 2002, mainly due to the recent investments done by the Company.

EBITDA

During the first quarter, EBITDA, by the international concept (operating result before net financing expenses, excluding depreciation and amortization) was R$98.8 million, representing an increase of 6.4% in relation to the first quarter of 2002. The EBITDA margin in the first quarter of 2003 was 40.1% over the total net revenues or 44.2% over net services revenues.

                                                                        R$ thousands
--------------------------------------------------------------------------------------
                                              1ST QUARTER/2003        1ST QUARTER/2002
--------------------------------------------------------------------------------------
NET OPERATING REVENUE                             246,623                 207,774
---------------------------------------------------------------------------------
Operating income                                   45,730                  27,757
---------------------------------------------------------------------------------
Depreciation                                       51,762                  48,694
---------------------------------------------------------------------------------
Goodwill amortization                               6,337                   6,744
---------------------------------------------------------------------------------
Financing revenues                                (33,033)                (13,696)
---------------------------------------------------------------------------------
Financing expenses                                 27,193                  21,783
---------------------------------------------------------------------------------
Equity (Timnet.com)                                   788                   1,554
---------------------------------------------------------------------------------
EBITDA                                             98,777                  92,836
---------------------------------------------------------------------------------
EBITDA MARGIN                                        40.1%                   44.7%
---------------------------------------------------------------------------------
EBITDA MARGIN - OVER SERVICES REVENUES               44.2%                   48.6%
---------------------------------------------------------------------------------

NET INCOME

During the quarter, net income was R$28.7 million, 67% and 20% higher than the first and fourth quarter of 2002, mainly due to the increase on revenues. Net income per thousand share was R$0.08 and R$0.80 per ADR.

INDEBTEDNESS

At March 31, 2003 the debt of the Company was R$322.1 millions comparing with cash and cash equivalent of R$488.2, resulting in a positive net balance of R$166.1 millions.

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                  3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
------------------------------------------------------------------------------------------------------------------------
01763-9            TELE CELULAR SUL PARTICIPACOES S.A.                             02.558.115/0001-21
------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS

The amount of R$32.9 millions, of the total mentioned above, represents foreign loans (US$), which are fully covered by hedge operations.

During the first quarter of 2003, a financing income of R$33.0 millions was recorded, which source is basically related to the remuneration of the cash and cash equivalents. The financing expense was R$27.2 millions in the same period.

OTHER INFORMATION

As determined by a specific regulation of CVM - Comissao de Valores Mobiliarios (381/03) or the Brazilian Securities and Exchange Commission, the Company's management inform that up to March 31, 2003, the services provided by the independent auditor, Ernst & Young Auditores Independentes S/C, to Tele Celular Sul Participacoes S.A., Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., were limited to external auditing.

CAPITAL MARKET

The Company closed the first quarter of 2003 with its common and preferred shares valuing at Bovespa at R$2.60 and R$2.36 per 1,000 shares, respectively.

At the New York stock market (NYSE), the Company's ADRs (American Depository Receipt) were valued at US$7.10 at the last day of the quarter.

SUBSCRIBERS

The Company finished the first quarter with 1,752,938 subscribers, being 506,375 pos-paid subscribers and 1,246,563 pre-paid subscribers, representing 29% and 71%, respectively.

In terms of gross increases, the Company obtained 123,835 new subscribers, 37% higher than the first quarter of 2002. The market share over new acquisitions was 53%, which means that more than half of the new subscribers who acquire handsets in our area, purchased handsets from the Company.

At March 31, 2003, the market share was estimated in 60% and the total estimated penetration rate was 20%.

The Company has coverage in 250 municipalities and the services are available to 81% of the total population of the region where the Company acts.

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER - CNPJ
------------------------------------------------------------------------------------------------------------------------
01763-9            TELE CELULAR SUL PARTICIPACOES S.A.                            02.558.115/0001-21
------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS

SELECTED DATA

--------------------------------------------------------------------------------------
                                              1ST QUARTER/2003        1ST QUARTER/2002
--------------------------------------------------------------------------------------
Total subscribers                                1,752,938               1,614,256
 Pos-paid                                          506,375                 580,196
 Pre-paid                                        1,246,563               1,034,060
Estimated population in the region (million)          15.0                    15.0
Municipalities covered                                 250                     232
Estimated penetration rate                              20%                     16%
Investments (million)                         R$         5            R$         6
Total employees                                        993                   1,150
----------------------------------------------------------------------------------

A free translation from Portuguese into English of         CORPORATE LEGISLATION
Quarterly Financial Information prepared in Brazilian      MARCH 31, 2003
currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                 3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPG
--------------------------------------------------------------------------------------------------------------
01763-9            Tele Celular Sul Participacoes S.A.                     02.558.115/0001-21
--------------------------------------------------------------------------------------------------------------

17.01 - REPORT ON THE SPECIAL REVIEW - UNQUALIFIED

A free translation from Portuguese into English of the Special Review Report of Independent Auditors on the Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brasil.

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW OF QUARTERLY INFORMATION

Curitiba, April 11, 2003

To the Board of Directors and Shareholders
Tele Celular Sul Participacoes S.A.

We have carried out a special review of the quarterly information (ITR) of Tele Celular Sul Participacoes S.A., related to the three-month period ended March 31, 2003, including the balance sheet, the income statement, the comments over the performance in the quarter and the relevant information, prepared in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON in conjunction with the Federal Accounting Council - (CFC) and mainly was comprised by: (a) inquiries of, and discussions with, management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our special review, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission - CVM.

                              [ERNST & YOUNG LOGO]
                          Auditores Independentes S.C.
                            CRC-2-SP 015199/O-6- S-PR

                           Marcos Antonio Quintanilha
                         CRC-1-SP 132776/O-3 T-SC - S-PR

-------------------------------------------------------------------------------------------------------
GROUP         ITR                                   DESCRIPTION                                    PAGE
-------------------------------------------------------------------------------------------------------
01            01           Identification                                                            1
------------------------------------------------------------------------------------------------------
01            02           Head-office                                                               1
------------------------------------------------------------------------------------------------------
01            03           Investor Relations Officer                                                1
------------------------------------------------------------------------------------------------------
01            04           Quarterly Information Reference                                           1
------------------------------------------------------------------------------------------------------
01            05           Capital composition                                                       2
------------------------------------------------------------------------------------------------------
01            06           Characteristics of the company                                            2
------------------------------------------------------------------------------------------------------
01            07           Companies excluded from the consolidated financial statements             2
------------------------------------------------------------------------------------------------------
01            08           Dividends approved and/or paid during and after the quarter               2
------------------------------------------------------------------------------------------------------
01            09           Subscribed capital and changes in current year                            3
------------------------------------------------------------------------------------------------------
01            10           Investor Relations Officer                                                3
------------------------------------------------------------------------------------------------------
02            01           Balance sheet - assets                                                    4
------------------------------------------------------------------------------------------------------
02            02           Balance sheet - liabilities and stockholders' equity                      5
------------------------------------------------------------------------------------------------------
03            01           Statements of operations                                                  6
------------------------------------------------------------------------------------------------------
04            01           Notes to the quarterly information                                        7
------------------------------------------------------------------------------------------------------
05            01           Comments on company performance                                          35
------------------------------------------------------------------------------------------------------
06            01           Consolidated balance sheet - assets                                      36
------------------------------------------------------------------------------------------------------
06            02           Consolidated balance sheet - liabilities and stockholders' equity        37
------------------------------------------------------------------------------------------------------
07            01           Consolidated statement of operations                                     38
------------------------------------------------------------------------------------------------------
08            01           Comments on consolidated performance in the quarter                      39
------------------------------------------------------------------------------------------------------
17            01           Report on the special review - unqualified                               44
------------------------------------------------------------------------------------------------------